UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Report on Disposal of Treasury Shares

From April 28, 2026 to May 13, 2026, SK Telecom Co., Ltd. (the “Company”) disposed of a portion of its treasury shares.

1.	Report on Disposal

A.	Date of the Report of Decision on Disposal of Treasury Shares (the “Initial Report”): April 27, 2026 (Please refer to the current report on Form 6-K furnished by the Company on April 27, 2026.)

B.	Period of Disposal: April 28, 2026 – May 31 , 2026

C.	Type and Number of Disposed Shares: 51,952 common shares

2.	Details of Disposal

Date	Type	Number		Disposal Price per Share (Won)(2)	Aggregate Disposal Price (Won)(2)	Recipient of Shares	Investment Brokerage Agent
		Order	Disposed
May 13, 2026	Common shares	49,152	49,152	105,800	5,200,281,600	Officers and employees	SK Securities Co., Ltd.
April 28, 2026	Common shares	2,800	2,800	96,800	271,040,000	Officers and employees	SK Securities Co., Ltd.

Total		51,952	51,952	—	5,471,321,600

※	Based on the market closing price on the date of the disposal.

3.	Discrepancy with the Initial Report

4.	Treasury Shares Held after the Disposal (as of May 18, 2026)

				(units: in millions of Won or percentages)
Type	Direct Acquisition (A)			Acquisition through Broker (B)			Total (A + B)
	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value
Common Shares	1,732,142	0.81	86,990	—	—	—	1,732,142	0.81	86,990

※

The above status of treasury shares held after disposal represents the number of treasury shares held as of May 18, 2026, reflecting the changes resulting from the Decision on Disposal of Treasury Shares disclosed on February 4, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: May 18, 2026